Exhibit 10.1

June 21, 2010

Mr. Glenn F. Tilton

Chairman, President and Chief Executive Officer

UAL Corporation

77 W. Wacker Drive

Chicago, IL 60601

Dear Glenn:

Reference is made to the employment agreement between UAL Corporation (“UAL”), United Air Lines, Inc. (“UA”, UAL and UA sometimes collectively referred to as “United”) and you, dated as of September 5, 2002 and amended as of December 8, 2002 by Amendment No. 1, February 17, 2003 by Amendment No. 2, September 26, 2006 by Amendment No. 3 and September 25, 2008 by Amendment No. 4 (the “Employment Agreement”), and to the binding term sheet between United and you, dated as of May 2, 2010 (the “Term Sheet”).

As you know, UAL, Continental Airlines, Inc., a Delaware corporation (“Continental”), and JT Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of UAL (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of May 2, 2010 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Continental (the “Merger”) and, as a result of which, Continental will become a wholly owned subsidiary of UAL. Upon the Effective Time (as defined in the Merger Agreement), you will cease to be the President and Chief Executive Officer of United, your employment with United will terminate and you will become non-executive Chairman of the Board of Directors of UAL (the “Board”). It is anticipated that you will serve as non-executive Chairman of the Board until the later of (a) the second anniversary of the Effective Time and (b) December 31, 2012 (the later of such dates, the “Chairman Retirement Date”).

Pursuant to the terms of the Employment Agreement, you are entitled to certain payments and benefits upon termination of your employment. Given your ongoing role with UAL following the completion of the Merger, you and United have determined that it is important for you to maintain a substantial interest in the continued success of UAL. Accordingly, you and United have agreed, pursuant to the terms of the Term Sheet, that the payment of certain amounts that would otherwise be payable to you immediately upon termination of your employment should be postponed, and that these amounts should remain at risk based on fluctuations in the fair market value of shares of UAL common stock, $.01 par value per share (“UAL Common Stock”) following the Effective Time and should be forfeited unless you remain as Chairman of the Board until the Chairman Retirement Date or leave under other circumstances described in this letter agreement (this “Letter Agreement”).

This Letter Agreement sets forth the terms of the amendment to the Employment Agreement, as set forth in the Term Sheet, and shall constitute Amendment No. 5 to the Employment Agreement. For the avoidance of doubt, the terms of the Employment Agreement as in effect on the date hereof will remain in effect without regard to this Letter Agreement or the Term Sheet until the Effective Time. Unless specifically set forth in this Letter Agreement, terms used herein but not defined will have the meanings specified in the Employment Agreement.

It is hereby agreed by United and you as follows:

1. Termination of Employment. It is mutually agreed that your status as an employee of United will terminate upon the Effective Time (the “Termination Date”). Notwithstanding the termination of your employment, you shall remain as non-executive Chairman of the Board thereafter.

2. Treatment of Cash Severance.

(a) Waiver of Cash Severance. You hereby agree to waive all rights to the cash severance payment that you would otherwise be entitled to receive within ten business days after your Termination Date pursuant to Section 5(d)(iii) of the Employment Agreement (the “Severance Amount”).

(b) Severance Restricted Shares. In consideration for your waiver of the cash severance payment in accordance with Section 2(a) of this Letter Agreement, you will be entitled to receive a grant of restricted shares of UAL Common Stock (the “Severance Restricted Shares”) immediately following the Effective Time. The Severance Restricted Shares will be registered on Form S-3, Form S-8 or another appropriate registration statement.

(i) Number of Severance Restricted Shares. The number of Severance Restricted Shares that you will receive will equal the quotient of (A) the Severance Amount and (B) the average closing sales price of UAL Common Stock quoted on the Nasdaq Global Select Market (or any other stock exchange or automated quotation system on which UAL Common Stock is then listed or quoted) over the 20 most recent consecutive trading days ending on the last trading day preceding the Effective Time (rounded down to the nearest whole number). You will be entitled to receive any dividends declared (whether payable in cash or in kind) on shares of UAL Common Stock with respect to your Severance Restricted Shares at the time such dividends are paid to holders of UAL Common Stock.

(ii) Vesting of the Severance Restricted Shares. The Severance Restricted Shares will vest and will no longer be subject to any contractual transfer restrictions in the event of your continuous service as Chairman of the Board until the earliest of (A) the Chairman Retirement Date, (B) termination of your service as Chairman of the Board due to your death, Disability or removal without Cause (including, without limitation, as a result of your failure to be re-elected to the Board by UAL’s stockholders) or (C) your retirement as Chairman of the Board with the consent of the Board (each such termination in the foregoing clauses (B) and (C), a “Qualifying Chairman Termination”). For the avoidance of doubt, in the event that your service as Chairman of the Board terminates prior to the Chairman Retirement Date for any reason other than a Qualifying Chairman Termination, you will immediately forfeit the Severance Restricted Shares and will have no further rights with respect thereto.

3. Treatment of Stock Options.

(a) Waiver of Stock Option Acceleration. You hereby agree to waive all rights to any accelerated vesting of unvested stock options to purchase UAL Common Stock (“Stock Options”) held by you upon the Termination Date pursuant to Section 5(d)(v) of the Employment Agreement or pursuant to the Board’s determination that the Merger will result in a “Change of Control” for purposes of the 2008 Incentive Compensation Plan (the “ICP”).

(b) Continued Vesting of Unvested Stock Options. Any unvested Stock Options held by you on the Termination Date will vest in the event of your continuous service as Chairman of the Board until the original vesting date specified in the applicable award agreement. Notwithstanding the foregoing, your unvested Stock Options will become immediately vested upon the earlier of (i) the Chairman Retirement Date or (ii) a Qualifying Chairman Termination. For the avoidance of doubt, in the event that your service as Chairman of the Board terminates prior to the Chairman Retirement Date for any reason other than a Qualifying Chairman Termination, you will immediately forfeit any Stock Options that have not yet vested as of such date and will have no further rights with respect thereto.

(c) Exercisability. Notwithstanding the terms of the Employment Agreement or any applicable award agreement, the Stock Options held by you upon the Termination Date will remain exercisable during your service as Chairman of the Board and, in the event of your continuous service as Chairman of the Board until the earliest date set forth in clause (i) or (ii) of Section 3(b) above, the post-termination exercise period of each such Stock Option that is set forth in Section 5(d)(vi) of the Employment Agreement will commence on the date that you cease to be the Chairman of the Board, rather than on the Termination Date.

4. Treatment of Unvested Restricted Stock Units.

(a) Waiver of Restricted Stock Unit Acceleration. You hereby agree to waive all rights to any accelerated vesting of outstanding restricted stock units (“RSUs”) upon the Termination Date pursuant to Section 5(d)(v) of the Employment Agreement or pursuant to the Board’s determination that the Merger will result in a “Change of Control” for purposes of the ICP. Instead, upon the Termination Date, each unvested RSU held by you will be converted into one restricted share of UAL Common Stock (such restricted shares, the “Converted Restricted Shares”). The Converted Restricted Shares will be registered on Form S-3, Form S-8 or another appropriate registration statement. You will be entitled to receive any dividends declared (whether payable in cash or in kind) on shares of UAL Common Stock with respect to your Converted Restricted Shares at the time such dividends are paid to holders of UAL Common Stock.

(b) Vesting of the Converted Restricted Shares. The Converted Restricted Shares will vest and will no longer be subject to any contractual transfer restrictions in the event of your continuous service as Chairman of the Board until the original vesting date specified in the applicable award agreement. Notwithstanding the foregoing, your Converted Restricted Shares will become immediately vested and will no longer be subject to any contractual transfer restrictions upon the earlier of (i) the Chairman Retirement Date or (ii) a Qualifying Chairman Termination. For the avoidance of doubt, in the event that your service as Chairman of the Board terminates prior to your Chairman Retirement Date for any reason other than a Qualifying Chairman Termination, you will immediately forfeit any Converted Restricted Shares that have not vested as of such date and will have no further rights with respect thereto.

5. 2009 Cash LTIP Award. Upon the Termination Date, you will vest in your 2009 long-term cash incentive award (“Cash LTIP”) based on target performance and will receive, within ten business days of the Termination Date, an amount in cash equal to the product of (a) $2,600,000 (your target Cash LTIP) and (b) a fraction, the numerator of which is the number of days that have elapsed in the Performance Period up to and including your Termination Date, and the denominator of which is the number of days in the Performance Period. For purposes of this Section 5, “Performance Period” means the period beginning on January 1, 2009 and ending on December 31, 2011. For the avoidance of doubt, the cash payment described in this Section 5 will be in full satisfaction of your rights with respect to your Cash LTIP.

6. Post-Employment Benefits and Perquisites. (a) Upon the Termination Date, you will be entitled to (i) Director Emeritus retiree travel privileges as set forth in Section 3(k) of the Employment Agreement and (ii) the continuation of medical and other benefits as set forth in Section 5(d)(iv) of the Employment Agreement for a period of two years following the Termination Date.

(b) Beginning on the second anniversary of the Termination Date, you will commence Retiree Medical Coverage (subject to the terms and conditions of United’s post-retirement medical plan (or any applicable plan maintained by a successor or any of its affiliates) as then in effect). For purposes of determining your eligibility for Retiree Medical Coverage, your years of qualifying service will be computed by adding the number of years of qualifying service required for you to satisfy the eligibility requirements for Retiree Medical Coverage to your actual service as of the Termination Date. For purposes of this Section 6, “Retiree Medical Coverage” means continued medical coverage for you and your eligible dependents at a level that is materially equivalent to the coverage provided by United to similarly situated retired executives pursuant to United’s post-retirement medical plan (or any applicable plan maintained by a successor or any of its affiliates). Such coverage (i) will be provided through any reasonable method selected by United (including (A) through an individual policy purchased by United or (B) through an individual policy purchased by you and reasonably acceptable to United for which you are entitled to reimbursement from United), and United will retain the discretion to change the method of providing such coverage at any time so long as United otherwise complies with its obligations hereunder, and (ii) will be provided by United at no greater after-tax cost to you than that applicable to similarly situated retired executives of United who are receiving materially equivalent coverage under United’s post-retirement medical plan (or any applicable plan maintained by a successor or any of its affiliates).

7. Reimbursement of Professional Fees. United shall pay on your behalf all bills rendered to you by your attorneys, accountants and other advisors in connection with the negotiation and execution of the Term Sheet and this Letter Agreement; provided, however, that the amount of professional fees payable hereunder will not exceed $40,000.

8. Section 409A Indemnity.

(a) It is intended that the provisions of this Letter Agreement comply with Section 409A, and all provisions of this Letter Agreement will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A and any similar state or local law (such taxes and penalties, “Section 409A Taxes”).

(b) In the event that United determines that any provision of this Letter Agreement does not comply with Section 409A and that you may become subject to a Section 409A Tax, you shall cooperate with United to execute any amendment to the provisions hereof reasonably necessary to avoid the imposition of such Section 409A Tax, but only to the minimum extent necessary to avoid the application of such Section 409A Tax and only to the extent that you would not, as a result, suffer either (i) any reduction in the total present value of the amounts otherwise payable to you, or the benefits otherwise to be provided to you by United, or (ii) any material increase in the risk of you not receiving such amounts or benefits.

(c) Notwithstanding Section 10(o) of the Employment Agreement, in the event that, notwithstanding Section 8(b) above, you are subject to a Section 409A Tax with respect to any amount payable under Sections 2, 3 or 4 of this Letter Agreement, then except to the extent such Section 409A Tax is attributable to your breach of your obligations under Section 8(b) above, you will be entitled to receive an additional payment from United (a “409A Indemnification Payment”) in an amount such that, after payment by you of all taxes (and any interest or penalties imposed with respect to such taxes), including any income and employment taxes (and any interest and penalties imposed with respect thereto) and any Section 409A Tax imposed upon the 409A Indemnification Payment, you retain an amount of the 409A Indemnification Payment equal to the Section 409A Tax imposed with respect to such payment. United’s obligation to make 409A Indemnification Payments under this Section 8(c) will not be conditioned upon your termination of service as Chairman of the Board and will survive and apply after you cease to be Chairman of the Board. The terms of Section 8(f) will apply to any 409A Indemnification Payments paid to you pursuant to this Section 8(c).

(d) You shall notify United in writing of any written claim by the Internal Revenue Service that, if successful, would require the payment by United of a 409A Indemnification Payment. Such notification shall be given as soon as practicable, but no later than ten business days after you are informed in writing of such claim. Failure to give timely notice will not prejudice your right to 409A Indemnification Payments and rights of indemnity under this Section 8. You shall apprise United of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the 30-day period following the date on which you give such notice to United (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If United notifies you in writing prior to the expiration of such period that United desires to contest such claim, you shall (i) give United any information reasonably requested by United relating to such claim, (ii) take such action in connection with contesting such claim as United may reasonably request in writing from time to time, including accepting legal representation with respect to such claim by an attorney reasonably selected by United, (iii) cooperate with United in good faith in order to effectively contest such claim and (iv) permit United to participate in any proceedings relating to such claim; provided, however, that United shall bear and pay directly all costs and expenses (including additional income taxes, interest and penalties) incurred in connection with such contest, and shall indemnify and hold you harmless, on an after-tax basis, for any tax (including interest or penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 8(d), United will control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as United may determine; provided, however, that (A) if United directs you to pay such claim and sue for a refund, United shall pay the amount of such claim on your behalf to the applicable taxing authority and shall indemnify and hold you harmless, on an after-tax basis, from any tax (including interest or penalties) imposed with respect to such payment and (B) if such contest results in any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due, such extension will be limited solely to such contested amount. Furthermore, United’s control of the contest will be limited to issues with respect to which the 409A Indemnification Payment would be payable hereunder, and you will be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(e) If, after payment by United to the applicable taxing authority of an amount pursuant to Section 8(d), you become entitled to receive any refund with respect to such claim, you shall (subject to United complying with the requirements of Section 8(d)) promptly pay to United the amount of such refund received (together with any interest paid or credited thereon by the applicable taxing authority after taxes applicable thereto).

(f) Notwithstanding any provision of this Letter Agreement to the contrary, all 409A Indemnification Payments payable hereunder, and any other tax reimbursement payments that are payable to or on your behalf under this Letter Agreement or the Employment Agreement shall be made to you as promptly as practicable following the date the related taxes are incurred by you and, in each case, not later than the end of the taxable year next following the taxable year in which you remit the related taxes.

9. Governing Law. This Letter Agreement will be governed by the laws of the State of Illinois, without regard to conflict of laws principles.

10. Amendment. No provision of this Letter Agreement may be amended, modified, waived or discharged except by a written document signed by you and a duly authorized officer of United.

11. Dispute Resolution. Any dispute arising out of or relating to this Letter Agreement will be settled in accordance with the dispute resolution provisions set forth in Section 10(h) of the Employment Agreement.

12. Taxes, Etc. You agree that United may deduct and withhold from any payments hereunder the amounts required to be deducted and withheld under applicable provisions of federal, state and local laws and regulations.

13. Survival of Provisions of Employment Agreement. Notwithstanding the termination of your employment upon the Termination Date, your obligations under Sections 7, 8, 9 and 10(b) of the Employment Agreement and United’s obligations under Sections 6 and 8 of the Employment Agreement will remain in full force and effect for the period specified therein; provided, however, that the period specified in Section 9 of the Employment Agreement will commence on the date that you cease to be Chairman of the Board, rather than on the Termination Date; provided, further, however, that Section 3(m) of the Employment Agreement shall not apply on and after the Termination Date.

14. Successors and Assigns. This Letter Agreement is personal to you and may not be assigned or delegated by you or transferred in any manner whatsoever, nor are such obligations subject to involuntary alienation, assignment or transfer. This Letter Agreement will inure to the benefit of and be enforceable by your legal representatives. This Letter Agreement is binding on and inures to the benefit of United’s successors and assigns. As used in this Letter Agreement, the term “United” includes any successor to United’s business and/or assets which assumes and agrees to perform that Letter Agreement by operation of law or otherwise.

15. Construction. Whenever possible, each provision of this Letter Agreement will be interpreted so that it is valid under applicable law. If any provision of this Letter Agreement is to an extent declared invalid by a court of competent jurisdiction under the applicable law, that provision will remain effective to the extent not declared invalid. The remainder of this Letter Agreement also will continue to be valid to the extent it is consistent with the essential intent and principles of this Letter Agreement, and the entire Letter Agreement will continue to be valid in other jurisdictions.

16. Entire Agreement. Except as otherwise specifically provided herein, this Letter Agreement embodies the entire agreement and understanding of the parties hereto in respect of the matters specifically contemplated by this Letter Agreement. This Letter Agreement supersedes the Term Sheet dated May 2, 2010. This Letter Agreement will be effective immediately upon execution by all parties hereto, provided that (a) if the Effective Time does not occur or (b) if your employment with United terminates for any reason prior to the Effective Time, this Letter Agreement will be null and void with effect as of the date that the Merger Agreement or your employment, as applicable, terminates, and neither you nor United will have any further obligations hereunder.

17. Effect of Amendment to the Employment Agreement. Except as expressly set forth herein, this Letter Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of any party to the Employment Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Employment Agreement, all of which shall continue in full force and effect. This Letter Agreement shall apply and be effective only with respect to the provisions of the Employment Agreement specifically referred to herein and, except as expressly modified by this Letter Agreement, all terms of the Employment Agreement shall remain in full force and effect. Except as set forth in Section 16 above, from and after the date hereof, any reference to the Employment Agreement shall mean the Employment Agreement as modified hereby.

18. Notices. All notices and other communications under this Letter Agreement will be delivered in accordance with the provisions in Section 10(m) of the Employment Agreement.

19. Miscellaneous. This Letter Agreement may be executed in several counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same Letter Agreement. The captions used in connection with the Sections of this Letter Agreement are inserted only for the purpose of reference and such captions will not be deemed to govern, limit, modify or in any other manner affect the scope, meaning or intent of the provisions of this Letter Agreement or any part thereof, nor will such captions otherwise be given any legal effect.

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If the foregoing correctly sets forth your understanding, please indicate your acceptance of the terms hereof by signing in the appropriate space provided below and returning to United the enclosed duplicate originals of this Letter Agreement.

Very truly yours,

ACCEPTED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:	UAL CORPORATION,

/s/ Glenn F. Tilton	by	/s/ Thomas J. Sabatino, Jr.
Glenn F. Tilton	Name:	Thomas J. Sabatino, Jr.
	Title:	Senior Vice President, General Counsel & Corporate Secretary

UNITED AIR LINES, INC.,

	by	/s/ Thomas J. Sabatino, Jr.
	Name:	Thomas J. Sabatino, Jr.
	Title:	Senior Vice President, General Counsel & Corporate Secretary